UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

SIERRA WIRELESS, INC.
(Exact name of registrant as specified in its charter)

Canada	0-30718	94-3338019
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

13811 Wireless Way, Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices) (Zip Code)

David McLennan (604) 231-1182
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report

A copy of Sierra Wireless, Inc.'s Conflict Minerals Report for the year ended December 31, 2016 is provided as Exhibit 1.01 hereto and is publicly available at www.sierrawireless.com/company/corporate-social-responsibility.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by items 1.01 and 1.02 of this form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: May 31, 2017

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report for the year ended December 31, 2016